Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS OCTOBER SALES

HOUSTON, TX, November 3, 2011 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week October period ended October 29, 2011 increased 1.9% to $102 million from $100 million in the prior year four week period ended October 30, 2010. Comparable store sales increased 0.8%.

Children's, cosmetics, footwear, junior's, home & gifts, petites, plus sizes and young men's achieved comparable store sales increases during October. Geographically, the Mid Atlantic, Midwest and Southeast regions had comparable store sales gains during the month.

For the third quarter, the Company reported that total sales increased 0.5% to $333 million from $332 million last year. Comparable store sales for the quarter decreased 0.6%.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2011	2010	2011	2010
1st Quarter	0.2	(0.6)	347	340
2nd Quarter	0.9	(1.6)	353	345
August	(1.7)	0.5	113	114
September	(0.7)	1.8	118	118
October	0.8	(3.5)	102	100
3rd Quarter	(0.6)	(0.3)	333	332
Year-To-Date (9 Mos)	0.2	(0.9)	1,033	1,017

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Andy Hall, President and Chief Executive Officer, commented, "We are disappointed in missing our third quarter sales projections. Our core moderate income customer continues to experience economic pressure related to high unemployment and gas prices. As a result, our operating environment continues to be very promotional as our customer is focused on price and value. Due to the sales miss and a lower than forecasted gross margin rate, we now expect that the loss per share for the third quarter will be greater than the low end of the earnings guidance range of a $0.21 to $0.24 loss per share."

The Company plans to report its third quarter results and revised guidance for the fourth quarter and the full year before the market opens on Thursday, November 17, 2011, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

Store Activity

The Company opened five new stores during October. New Goody's stores were opened in Independence and Pittsburg, KS, new Peebles stores were opened in Stafford Springs, CT and Gouverneur, NY, and a new Bealls store was opened in Rexburg, ID. Through the first three quarters of the year, the Company opened 27 new stores.

The Company also successfully opened the first three Steele's stores on November 1st in Beeville, TX, Bastrop, LA and Minden, LA. The Company plans to open between 25 and 35 Steele's stores in 2012.

On November 2nd, the Company completed its 2011 new store opening program with the opening of seven new stores: 5 Goody's (Huntsville, AL, Jasper, AL, Selma, AL, Enid, OK, Chickasha, OK), 1 Palais Royal (Houston, TX) and 1 Peebles (Hamilton, NY). The Company also reopened a store which had been closed due to storm damage.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 821 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's EPS outlook for the third quarter. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2011, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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